                                                                       Exhibit 1


                                          JANUARY 20, 2000


Mr. Howard D. Unger
Mr. Scott A. Budoff
Calendar Acquisition Corp.
c/o Saw Mill Capital LLC
22 Saw Mill River Road
Hawthorne, NY 10532


Dear Sirs:

You have advised us that you intend to acquire by merger (the "Acquisition") Jason, Incorporated (the "Company"). In connection with the Acquisition, you have advised us of your intent to obtain a total of $255 million of debt financing and $100 million of equity. It is our understanding that the total consideration for the Acquisition, including fees and expenses, is approximately $334 million, and that the proceeds from the financing will be used in connection with (i) the Acquisition, (ii) the payment of related fees and expenses and (iii) financing the Company's ongoing working capital and general corporate requirements. Finally, you have advised us that the pro forma capitalization of the Company will be approximately as follows:

                ($ in millions)                   PRO FORMA
                                                CAPITALIZATION
                                                --------------
                Revolving Credit Facility (a)       $  0.0
                Term Loan A                           20.0
                Term Loan B                           75.0
                                                    ------
                   TOTAL SENIOR SECURED               95.0
                High Yield Subordinated Debt         125.0
                Existing Debt                         14.4
                                                    ------
                   TOTAL DEBT                        234.4
                Preferred Equity                      35.0
                Common Equity (b)                     65.0
                                                    ------
                   TOTAL EQUITY                      100.0
                   TOTAL CAPITALIZATION             $334.4
                                                    ======

(a)   Total availability of $35 million, subject to a borrowing base.

(b) Up to $3 million to be provided by Credit Agricole Indosuez or its affiliates. Also includes roll-over equity not to exceed approximately $28 million.

Based on the information you have provided us, Credit Agricole Indosuez ("Indosuez") is pleased to commit to provide a $130 million senior secured credit facility (the "Senior Facility") along the lines described in the Summary Term Sheet attached hereto. In addition, Indosuez or

Mr. Howard D. Unger
Mr. Scott A. Budoff
January 20, 2000
Page 2


its affiliates maintain the right to purchase up to $3 million of common equity (together with the Senior Facility, the "Financing") in SMC Partners II, LLC.

By acceptance of our commitment herein, you agree (a) whether or not the Acquisition is consummated, to pay and, if paid by us, promptly reimburse us for, fees and disbursements of counsel (including local counsel), in connection with the transactions contemplated hereby and other out-of-pocket expenses incurred by us in connection with the examination, review, documentation, syndication and closing of the transaction, (b) to indemnify and hold harmless Indosuez and its affiliates, and the officers, directors, employees and agents ("Indemnified Persons") of any of them, against all claims, damages, liabilities and expenses which may be incurred by or asserted against any of them in connection with the transactions contemplated by this letter, as provided in Exhibit A and (c) to pay, as part of the proposed Financing, the fees set forth in the attached fee letter dated January 20, 2000 (the "Fee Letter").

It is agreed that Indosuez will act as the sole advisor and agent for the Senior Facility. You agree that no other agents, co-agents, arrangers or book managers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Summary Term Sheet and the Fee Letter) will be paid in connection with the Senior Facility or any other senior secured financing in connection with the Acquisition unless you and we shall so agree.

Indosuez intends to syndicate the Senior Facility to a group of financial institutions (the "Lenders") identified by Indosuez in consultation with you. Indosuez intends to commence syndication efforts promptly upon the public announcement of the Acquisition, and you agree actively to assist Indosuez in completing a syndication satisfactory to Indosuez. Such assistance shall include
(a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between senior management and advisors of the Company, Saw Mill Capital LLC (the "Sponsor") and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with Indosuez, of one or more meetings of prospective Lenders. You also agree that, at your expense, you will work with Indosuez to procure, upon their request following the public announcement of the Acquisition, a rating for the Senior Facility by Moody's Investors Service, Inc. and Standard & Poor's Ratings Group.

Indosuez will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders; provided, however, that Indosuez will obtain your prior approval (not to be unreasonably withheld) with respect to which institutions will participate and will consult with you as to the allocations of the commitments

Mr. Howard D. Unger
Mr. Scott A. Budoff
January 20, 2000
Page 3


among the Lenders. It is understood that Indosuez will provide you with a list of proposed syndicate members prior to approaching such institutions. To assist Indosuez in its syndication efforts, you agree to use commercially reasonable efforts to promptly prepare and provide to Indosuez all information with respect to the Company, the Acquisition and the other transactions contemplated hereby, including all financial information and projections (the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Senior Facility. You hereby represent and covenant that, to the best of your knowledge, (a) all such information other than the Projections (the "Information") that has been or will be made available to Indosuez by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to Indosuez by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions (it being understood that the Projections as they relate to future events are not to be viewed as fact and that actual results during the period or periods covered thereby may differ from the projected results set forth therein by a material amount). You understand that in arranging and syndicating the Senior Facility, we may use and rely on the Information and Projections without independent verification thereof.

The commitments and agreements of Indosuez described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole, (b) there not having occurred since the date of this Commitment Letter a material disruption of or material adverse change in financial, banking or capital market conditions that, in our reasonable judgement, could materially impair the syndication of the Senior Facility, (c) our satisfaction that prior to and during the syndication of the Senior Facility there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Company or any affiliate thereof (other than $125 million of unsecured, subordinated high yield debt),
(d) the negotiation, execution and delivery of definitive documentation with respect to the Senior Facility reasonably satisfactory to Indosuez and its counsel, (e) your compliance with your covenants and agreements contained herein and the correctness of your representations and warranties contained herein and
(f) the other conditions set forth or referred to in the Summary Term Sheet. The terms and conditions of Indosuez's commitments hereunder and of the Senior Facility are not limited to those set forth herein and in the Summary Term Sheet. Those matters that are not covered by the provisions hereof and of the Summary Term Sheet are subject to the approval and agreement of Indosuez and the Sponsor.

Mr. Howard D. Unger
Mr. Scott A. Budoff
January 20, 2000
Page 4


You acknowledge that Indosuez and its affiliates (the term "Indosuez" being understood to refer hereinafter in this paragraph to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Indosuez agrees that it will use the confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you only in connection with the performance by Indosuez of its services for you set forth in this Commitment Letter and the Fee Letter and that Indosuez will not disclose any confidential information to any other person without the prior written consent of the Sponsor except (a) to the officers, agents and advisors of Indosuez who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law or regulation (in which case Indosuez agrees to inform you promptly thereof); provided that Indosuez may disclose confidential information at the request of any regulatory authority or self-regulatory organization without notice. You also acknowledge that Indosuez has no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies.

This Commitment Letter shall not be assignable by you (except to your affiliates) without the prior written consent of Indosuez (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Persons. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and Indosuez. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter (including the Summary Term Sheet attached hereto) and the Fee Letter are the only agreements that have been entered into between us with respect to the Senior Facility and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

This letter is being provided to you on the condition that neither it nor its substance will be disclosed publicly or privately except to the Company and its advisors who have a need to know as a result of their being specifically involved in the Acquisition or as otherwise required by applicable law, including applicable securities law, provided that you agree to consult with Indosuez prior to such disclosure. None of such persons shall use or refer to Credit Agricole Indosuez's or Indosuez Capital's name in any disclosure made in connection with the transaction described without Credit Agricole Indosuez's or Indosuez Capital's prior written consent.

Mr. Howard D. Unger
Mr. Scott A. Budoff
January 20, 2000
Page 5


If the terms of this Commitment Letter are acceptable to you, we ask that you return to us an executed copy of this letter. Indosuez's offer of this commitment shall expire at 5:00 p.m. EST on February 1, 2000 unless accepted by you on or prior to such date. Once accepted by you, Indosuez's commitment as set forth herein shall expire at 5:00 p.m. on July 31, 2000 unless the Acquisition shall have theretofore been consummated. Notwithstanding the expiration of Indosuez's commitment hereunder, the compensation, reimbursement, indemnification and confidentiality provisions set forth herein and in the Fee Letter shall survive such expiration.

Please acknowledge your agreement by signing a copy of this letter and returning it to us.

Mr. Howard D. Unger
Mr. Scott A. Budoff
January 20, 2000
Page 6


We look forward to working with you on this transaction.

                                          Sincerely,

                                          CREDIT AGRICOLE INDOSUEZ

                                          By:___________________________
                                          Name:_________________________
                                          Title:__________________________


                                          By:___________________________
                                          Name:_________________________
                                          Title:__________________________

Agreed to and Accepted this ___
day of January, 2000

CALENDAR ACQUISITION CORP.

By:___________________________
Name:_________________________
Title:__________________________

                               JASON, INCORPORATED

                       $130 MILLION SENIOR CREDIT FACILITY

                               SUMMARY TERM SHEET


BORROWER:                           Jason, Incorporated (the "Borrower" or the
                                    "Company").

AGENT:                              Credit Agricole Indosuez.

LENDERS: Credit Agricole Indosuez and other financial institutions to be determined by the Agent.

PURPOSE: To finance the acquisition of Jason, Incorporated (the "Acquisition"), pay related fees and expenses and for general corporate and working capital purposes.

TYPE AND AMOUNT OF SENIOR
FACILITY:                           Term Loan A: $20 million term loan, subject
                                    to reduction as set forth below.

                                    Term Loan B: $75 million term loan, subject to reduction as set forth below.

                                    Revolving Credit Facility: $35 million
                                    revolving credit facility, including a
                                    sublimit for letters of credit ("Letters of Credit"), if necessary.

CLOSING DATE:                       The date of the initial borrowing under the
                                    Senior Facility.

FINAL MATURITY DATE:                Term Loan A: Five and one-half years from
                                    the Closing Date.

                                    Term Loan B: Seven years from the Closing
                                    Date.

                                    Revolving Credit Facility: Five and one-half years from the Closing Date.

AMORTIZATION:                       Term Loan A: The Term Loan A will be
                                    amortized in quarterly installments
                                    beginning 3 months following the Closing
                                    Date and ending on the Final Maturity Date, as follows:

                                    TERM LOAN A

                                           YEAR               %
                                           ----              ---
                                             1                5.0%
                                             2               10.0
                                             3               15.0
                                             4               20.0
                                             5               25.0
                                             5.5             25.0

                                    Term Loan B: The Term Loan B will be
                                    amortized in quarterly installments
                                    beginning 3 months following the Closing
                                    Date and ending on the Final Maturity Date, as follows:

                                    TERM LOAN B

                                           YEAR               %
                                           ----              ---
                                            1                1.0%
                                            2                1.0
                                            3                1.0
                                            4                1.0
                                            5                1.0
                                            6               10.0
                                            7               85.0



                                    Revolving Credit Facility: The Revolving
                                    Credit Facility shall be paid in full at maturity.

AVAILABILITY:                       Term Loan A: A single drawing of up to $20
                                    million may be made at the Closing Date to finance the Acquisition, refinance existing indebtedness and to pay related fees and expenses.

                                    Term Loan B: A single drawing of up to $75 million may be made at the Closing Date to finance the Acquisition, refinance existing indebtedness and to pay related fees and expenses.

                                    Revolving Credit Facility: Assuming full utilization of Term Loan A and Term Loan B and subject to availability under the Borrowing Base, a drawing of up to $5 million may be made on the Closing Date to finance the Acquisition, refinance existing indebtedness and to pay related fees and expenses, and additional drawings may be made at any time from the Closing Date to, but excluding, the Final Maturity Date of the Revolving Credit Facility for working capital and general corporate purposes. At no time shall the sum of the aggregate principal amount of outstanding Revolving Credit Loans plus the aggregate face amount of outstanding Letters of Credit exceed the lesser of the Revolving Credit Facility commitment or the Borrowing Base then in effect.

BORROWING BASE:                     The sum of 80% of Eligible Accounts
                                    Receivable (to be defined) and 60% of
                                    Eligible Inventory (to be defined).

INTEREST:                           At the Borrower's option, Base Rate and
                                    LIBOR loans will be available as follows:

                                    A.    Base Rate Option

                                    Interest shall be at the Base Rate of the Agent plus the appropriate interest margin, calculated on the basis of the actual number of days elapsed in a year of 365 days, payable quarterly in arrears. The Base Rate is defined as the higher of the Federal Funds Rate as published by the Federal Reserve Bank of New York plus 1/2 of 1%, or the prime commercial lending rate of the Agent as announced from time to time at its head office. Base Rate drawings shall be made available on a same-day basis if requested prior to 12:00 p.m. New York time and shall be in minimum amounts of $100,000 and incremental multiples of $100,000.

                                    B.       LIBOR Option

                                    Interest shall be determined for periods
                                    ("Interest Periods") of one, two, three or six months (as selected by the Borrower) and shall be at an annual rate equal to the London Interbank Offered Rate ("LIBOR") for the corresponding deposits of U.S. Dollars plus the appropriate interest margin. LIBOR will be determined by the Reference Lenders at the beginning of each Interest Period. Interest will be paid at the end of each Interest Period or quarterly, whichever is earlier, and will be calculated on the basis of a 360-day year and actual number of days elapsed. LIBOR drawings shall require three business days' prior notice and shall be in minimum amounts of $100,000 and incremental multiples of $100,000.

INTEREST MARGIN:                    The initial applicable interest margins
                                    shall be as follows:

                                                                  BASE RATE LOANS       LIBOR LOANS
                                                                  ---------------       -----------
                                    Revolving Credit Facility          1.50%               3.00%
                                    Term Loan A                        1.50                3.00
                                    Term Loan B                        2.00                3.50

                                    Six months following the Closing Date, the Revolving Credit Facility and the Term Loan A Interest Margins will be subject to a pricing grid based on total leverage.

REFERENCE LENDERS:                  A representative sample of banks will be
                                    selected by the Agent as Reference Lenders to establish LIBOR rates.

DEFAULT INTEREST:                   2.0% per annum in excess of the rate
                                    otherwise applicable upon the occurrence and during the continuance of any payment default.

COMMITMENT FEES:                    Commitment fees of 1/2 of one percent per
                                    annum on the unused commitments under the Revolving Credit Facility shall be payable to the Agent, for the account of the Lenders, from and after the Closing Date.
                                    Accrued commitment fees will be payable
                                    quarterly in arrears (calculated on a
                                    360-day year basis).

MANDATORY PREPAYMENTS:              100% of the net proceeds (subject to
                                    customary carve-outs to be negotiated) (to be defined) received from (i) the sale or disposition of all or any part of the assets of the Borrower or any of its subsidiaries
                                    (other than sales of inventory in the
                                    ordinary course of business), (ii) the
                                    incurrence of any indebtedness for borrowed money or the issuance of debt (other than in connection with the Acquisition) or equity securities (other than equity to finance
                                    Permitted Acquisitions (to be defined) and equity furnished by Saw Mill Capital Fund
                                    II, L.P. or its affiliates) (including any off-balance sheet financing) by the Borrower after the Closing Date, (iii) at the Agent's discretion, insurance recoveries other than recoveries of less than a threshold amount to be determined that are promptly applied toward repair or replacement of the damaged property and (iv) the reversion of pension plan assets. In addition, within 90 days after the end of each fiscal year of the Borrower, a mandatory repayment equal to 50% of Excess
                                    Cash Flow (to be defined) for such fiscal year shall be required. Mandatory prepayments shall be applied without penalty or premium (except for LIBOR breakage costs, if any) pro rata to Term Loan A and Term
                                    Loan B installments in pro rata order of maturity, and thereafter to reduce outstanding loans under the Revolving Credit
                                    Facility and to cash collateralize Letters of Credit.

VOLUNTARY PREPAYMENTS:              Permitted in whole or in part with prior
                                    notice but without premium or penalty,
                                    subject to minimum prepayments of $100,000 or integral multiples of $100,000 in excess of $100,000. LIBOR loans may only be prepaid on the last day of the applicable Interest
                                    Period, unless LIBOR breakage costs are
                                    paid. Voluntary prepayments of Term Loan A and Term Loan B shall be applied without penalty or premium (except for LIBOR breakage costs, if any) pro rata to both
                                    Term Loan A and Term Loan B installments in pro rata order of maturity.

SECURITY:                           The Senior Facility will be secured by
                                    perfected first priority security interests in favor of the Lenders in all tangible and intangible assets, including, but not limited to, accounts receivable, inventory, property, plant and equipment, contract rights and other personal, intellectual and real property of the Borrower and its domestic subsidiaries now owned or hereafter acquired. In addition, the Senior Facility shall be secured by a pledge of 100% of the common stock of the Borrower and 100% of the capital stock of each U.S. subsidiary now owned or hereafter acquired and 66% of the capital stock of each foreign subsidiary now owned or hereafter acquired.

GUARANTEE:                          The Senior Facility will be guaranteed by
                                    each domestic subsidiary of the Borrower now owned or hereafter acquired (secured by a pledge of the common stock of the Borrower and the capital stock of each such subsidiary as described in "Security" above).

CONDITIONS PRECEDENT
TO THE INITIAL AVAILABILITY:        Conditions precedent to the initial
                                    borrowings under the Senior Facility will include the conditions set forth in the Commitment Letter dated January 20, 2000 and the completion or satisfaction of the following:

                                    (i)   The negotiation, execution and
                                          delivery of a credit agreement
                                          (including schedules, exhibits and
                                          ancillary documentation) and related
                                          security agreements (including
                                          landlord lien waivers), legal
                                          opinions, and other supporting
                                          documentation reasonably satisfactory
                                          (collectively, the "Credit
                                          Documentation") in form and substance
                                          to the Lenders and their counsel. Such
                                          Credit Documentation will contain
                                          representations, warranties, events of
                                          default and covenants (including, but
                                          not limited to, those referred to
                                          below), and other provisions customary
                                          in transactions of this type.

                                    (ii)  The Lenders' satisfaction that the
                                          debt financing, including all
                                          borrowings under the Senior Facility,
                                          shall be in full compliance with all
                                          material legal requirements,
                                          including, without limitation, all
                                          material regulatory and third party
                                          consents and approvals.

                                    (iii) The Borrower will have received gross
                                          proceeds of $125 million of
                                          subordinated bridge or high yield
                                          debt, with the final terms and
                                          conditions of such debt satisfactory
                                          to the Agent. The terms of any
                                          existing indebtedness consisting of no
                                          more than $20 million of foreign debt
                                          shall be satisfactory to the Agent.

                                    (iv)  The Borrower will have been
                                          capitalized with a minimum of $35
                                          million of preferred equity and $65
                                          million of common equity (including no
                                          more than approximately $28 million of
                                          roll-over equity),
                                          with the final terms and conditions
                                          of such equity satisfactory to the
                                          Agent.

                                    (v)   The Lenders shall have a perfected
                                          first priority security interest in
                                          all collateral described above under
                                          the heading "Security", subject to
                                          such exceptions as shall be
                                          satisfactory to the Agent.

                                    (vi)  All documentation relating to the
                                          Acquisition, including, without
                                          limitation, the acquisition agreement
                                          (the "Acquisition Agreement") shall be
                                          in form and substance satisfactory to
                                          the Agent.

                                    (vii) All references to the financing
                                          contemplated hereby and to the
                                          financing parties contained in any
                                          documentation relating to the
                                          Acquisition, including, without
                                          limitation, any proxy statement or
                                          other any public document relating to
                                          the Acquisition, shall be satisfactory
                                          to the Agent.

                                    (viii) The number of outstanding shares of
                                          common stock of the Company shall not
                                          have increased by a material amount
                                          since the date of the Commitment
                                          Letter.

                                    (ix)  Shareholders holding at least 39% of
                                          the outstanding shares of common stock
                                          of the Company (calculated in
                                          accordance with the Securities
                                          Exchange Act of 1934 and the
                                          regulations thereunder) shall have
                                          entered into a binding agreement to
                                          vote in favor of the Acquisition.

                                    (x)   The Acquisition shall have been
                                          consummated in accordance with the
                                          Acquisition Agreement without any
                                          material waiver, amendment, supplement
                                          or other modification not consented to
                                          by the Agent, and in compliance with
                                          all applicable laws.

                                    (xi)  The Lenders shall be satisfied that
                                          the consummation of the Acquisition
                                          and the financing thereof will not
                                          violate Regulations T, U or X of the
                                          Board of Governors of the Federal
                                          Reserve System.

                                    (xii) The Lenders shall have received the
                                          results of a recent lien search in
                                          each relevant jurisdiction with
                                          respect to the Borrower and its
                                          subsidiaries, and such search shall
                                          reveal no liens on any of the assets
                                          of the Borrower or its subsidiaries
                                          except for liens permitted by the
                                          Credit Documentation or liens to be
                                          discharged on or prior to the Closing
                                          Date pursuant to documentation
                                          satisfactory to the Agent.

                                    (xiii) The Lenders shall have received (i)
                                          audited consolidated financial
                                          statements of the Borrower for the two
                                          most recent fiscal years ended prior
                                          to the Closing Date as to which such
                                          financial statements are available,
                                          (ii) unaudited interim consolidated
                                          financial statements of the Borrower
                                          for each quarterly period ended
                                          subsequent to the date of the latest
                                          financial statements delivered
                                          pursuant to clause (i) of this
                                          paragraph as to which such financial
                                          statements are available (it being
                                          understood that the Lenders have
                                          received audited consolidated
                                          financial statements of the Borrower
                                          for the 1997 and 1998 fiscal years and
                                          unaudited interim consolidated
                                          financial statements of the Borrower
                                          for the fiscal quarters ended March
                                          31, 1999, June 30, 1999 and September
                                          30, 1999), (iii) a pro forma
                                          consolidated balance sheet of the
                                          Borrower as of a date to be agreed,
                                          adjusted to give effect to the
                                          consummation of the Acquisition and
                                          the financings contemplated hereby as
                                          if such transactions had occurred on
                                          such date and (iv) such other
                                          financial statements as may be
                                          reasonably requested by the Agent, and
                                          all such financial statements,
                                          historical and pro forma, delivered
                                          pursuant to this paragraph (xiii)
                                          shall be in compliance with GAPP and
                                          the requirements of Regulation S-X,
                                          and shall not be materially
                                          inconsistent with financial statements
                                          previously provided to the Agent and,
                                          if applicable, the Lenders.

                                    (xiv) All costs, fees and expenses
                                          (including, without limitation, legal
                                          fees and expenses) and other
                                          compensation payable to the Lenders
                                          shall have
                                          been paid in full to the extent due.

                                    (xv)  No litigation by any entity (private
                                          or governmental) shall be pending or
                                          threatened at closing which in the
                                          Lenders' good faith judgment could
                                          reasonably be expected to have a
                                          materially adverse effect on the
                                          business, operations, property,
                                          assets, liabilities, condition
                                          (financial or otherwise), or prospects
                                          of the Borrower, its subsidiaries or
                                          the Borrower's parent, taken as a
                                          whole, going forward.

                                    (xvi) The Borrower's compliance with all
                                          material applicable federal, state,
                                          local and foreign laws and
                                          regulations, including all material
                                          applicable environmental laws and
                                          regulations.

                                    (xvii) Receipt of customary and satisfactory
                                          certificates of the officers of the
                                          Borrower including a solvency
                                          certificate.

                                    (xviii) The Lenders shall have received an
                                          environmental report, together with a
                                          reliance report to the Lenders with
                                          respect to the Borrower and its
                                          subsidiaries satisfactory to the
                                          Agent.

                                    (xix) The Lenders' receipt of a pro forma
                                          Borrowing Base certificate
                                          satisfactory in form and substance to
                                          the Agent.

                                    (xx)  Satisfactory senior management
                                          employment contracts including
                                          non-compete agreements.

                                    (xxi) Satisfaction with corporate governance
                                          structure.

                                    (xxii) The Lenders' satisfactory review of
                                          the fees and expenses associated with
                                          the transaction, and in any case, not
                                          in excess of $20 million.

REPRESENTATIONS &
WARRANTIES:                         Customary for the Agent and those
                                    appropriate to this transaction, including, but not limited to, accuracy of financial statements, no material adverse change, corporate existence, compliance with law, corporate power and authority, enforceability of Credit Documentation, no material litigation, no default, no conflict with law or contractual obligations and payment of taxes.

AFFIRMATIVE COVENANTS:              Affirmative covenants for the Senior
                                    Facility will include those customary for the Agent and those appropriate to this transaction, including, but not limited to, delivery of financial statements, budgets, reports, accountants' letters, projections, officers' certificates and other information requested by the Lenders; payment of other obligations, continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations;
                                    maintenance of property and insurance;
                                    maintenance of books and records; and
                                    implementation of an interest rate
                                    protection program reasonably acceptable to the Agent.

NEGATIVE COVENANTS:                 Negative covenants for the Senior Facility
                                    will include those customary for the Agent and appropriate to this transaction, including, but not limited to, minimum
                                    EBITDA, maximum senior leverage ratio,
                                    maximum total leverage ratio, minimum
                                    interest coverage ratio, minimum fixed
                                    charge coverage ratio, maximum capital
                                    expenditures, limitations on indebtedness, guarantee obligations, consolidations, liquidations and dissolutions, sales of assets, leases, dividends, affiliate transactions, management fees, investments and loans and advances.

EVENTS OF DEFAULT:                  Will include those customary for the Agent
                                    and appropriate to this transaction,
                                    including (without limitation and subject, in certain cases, to notice and cure provisions to be agreed upon) nonpayment, misrepresentation, breach of covenant, cross-defaults, bankruptcy, ERISA events, judgments, change of control and change in the security granted to Lenders.

FEES AND EXPENSES:                  The Borrower is responsible for all
                                    reasonable counsel's fees and expenses
                                    regardless of whether the Credit
                                    Documentation is executed or the transaction is closed.

INDEMNIFICATION:                    As provided in Exhibit A hereto.

ASSIGNMENTS AND
PARTICIPATIONS:                     Each Lender may assign all or a portion of
                                    its loans and commitments under the Senior
                                    Facility (which shall not have to be pro rata among the Senior Facility) or sell participations therein to another person or persons subject to limitation, if any, established by the Agent, provided that the minimum assignment shall be $5,000,000, unless otherwise agreed by the Borrower and the Agent.

GOVERNING LAW:                      The laws of the State of New York.

EXHIBIT A


                                 INDEMNIFICATION

         (a) You agree to and hereby do indemnify and hold harmless us and our affiliates, directors, officers, counsel, agents and employees and each other person, if any, controlling us or any of our respective affiliates (each an "Indemnified Party") within the meaning of either Section 15 of the Securities Act of 1933, as amended (the "33 Act") or Section 20(a) of the Securities Exchange Act of 1934 (the "34 Act") (each, an "Indemnified Party") from and against any and all losses, claims, damages, expenses (including attorneys' fees and disbursements) or liabilities resulting from any actual or threatened legal actions, proceedings or investigations arising out of our engagement hereunder or the financings contemplated hereby or our role in connection therewith whether or not we or any other Indemnified Party is named as a party to any such legal action, proceeding or investigation ("Claims"). You further agree to reimburse each Indemnified Party promptly upon demand from time to time for all expenses (including attorneys' fees and disbursements) as they are incurred in connection with the investigation of, preparation for or defense of any Claim. You will not, however, be responsible to any Indemnified Party hereunder for any Claims to the extent that a court of competent jurisdiction shall have finally judicially determined that any such claim shall have arisen primarily out of or resulted primarily from actions taken or omitted to be taken by any Indemnified Party constituting the gross negligence or willful malfeasance of such Indemnified Party. Further, should any of our employees be involved in any legal action or proceeding or investigation in connection with the transactions contemplated hereby, you shall compensate us in an amount to be mutually agreed upon per employee per day for each day or portion thereof that such employee is involved in preparation and testimony pertaining to any such legal action or proceeding.

         (b) We agree to notify you promptly of the assertion in writing of any claim or the commencement of any action, proceeding or investigation against any Indemnified Party relating to the Loan contemplated hereby. Our failure so to notify you shall not relieve you from any obligation or liability that you would otherwise have pursuant to this letter unless (and only to the extent that) you have been prejudiced by such failure.

         (c) In the event of the assertion against any Indemnified Party of any such claim or the commencement of any such action or proceeding, you shall be entitled to participate in such action or proceeding and in the investigation of such claim, and, after written notice from you to us, to assume and control the investigation or defense of such claim, action or proceeding with counsel of your choice at your expense; provided, however, that such counsel shall be nationally recognized in such matters. Notwithstanding your election to assume the defense or investigation of such claim, action or proceeding, we shall at our sole cost and expense have the right to employ separate counsel and to participate in the defense or investigation of such claim, action or proceeding. You shall bear the expense of such separate counsel and we shall control our own defense or investigation if (i) in the written opinion of counsel to us there could reasonably be expected to be a conflict of interest between you and any Indemnified Party, (ii) you shall not have employed counsel to represent the Indemnified Party within a reasonable time after notice of the commencement of any such litigation or proceeding or (iii) you shall authorize us to employ separate counsel at your expense.

         (d) If for any reason the foregoing indemnity is unavailable to any Indemnified Party or insufficient to hold it harmless as contemplated by the preceding clause (a), then you shall contribute to the amount paid or payable by the Indemnified Party as a result of any Claim in such proportion as is appropriate to reflect the relative benefits received or sought to be received by you on the one hand and such Indemnified Party on the other hand, or, if such allocation of liabilities with respect to contributions shall be held to be unenforceable, then in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of you and such Indemnified Party, as well as any other relevant equitable considerations.